EXHIBIT 99.1

Auryn Resources Announces Closing of US$9.8 Million Financing

VANCOUVER, British Columbia, March 23, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company”) is pleased to report that it has closed its previously announced bought deal offering, including the exercise in full of the Underwriters' over-allotment option (the “Offering”).  A total of 6,015,385 common shares of the Company were sold at a price of US$1.30 per share for gross proceeds of US$7.8 million.  The Offering was completed pursuant to an amended and restated underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation, as sole book-runner and lead underwriter, and PI Financial Corp., Canaccord Genuity Corp., Echelon Wealth Partners Inc., Haywood Securities Inc. and Roth Capital Partners, LLC, as co-managers.  The Company paid a 6% commission to the Underwriters.

In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The flow-through shares formed part of a donation arrangement and were ultimately purchased by Goldcorp Inc. (“Goldcorp”) and enabled Goldcorp to maintain its 12.5% interest in the Company under the terms of the January 2017 Investor Rights and Obligations Agreement between Goldcorp and the Company. Goldcorp now owns 10,634,228 common shares of the Company. The Flow-Through Shares are subject to a four month hold period in Canada. The Flow-Through Shares were not and will not be registered under the United States Securities Act of 1933, as amended. The proceeds from the sale of the Flow-Through Shares will be used exclusively for exploration on the Company’s Committee Bay project.

The proceeds of the Offering are anticipated to be used for (i) drilling and exploration at the Company’s principal mineral projects, Committee Bay and Homestake Ridge; (ii) continuation of exploration programs at Huilacollo and Sombrero in Peru, (iii) general corporate purposes, and (iv) working capital requirements.

Ivan Bebek, Executive Chairman of Auryn, stated “With the completion of this financing, Auryn is well capitalized to advance its gold exploration portfolio in Canada and Peru. The Company plans to announce detailed 2018 exploration plans in the near future and appreciates the support it continually receives from key investors and shareholders.”

The Offering was completed by way of a prospectus filed in the provinces of British Columbia, Alberta and Ontario, and was offered in the United States pursuant to a prospectus filed as part of an effective registration statement on Form F-10 filed with the United States Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system.  This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus or the registration statement.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO

For further information on Auryn Resources Inc., please contact Russell Starr, SVP of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with completion of financings, access to capital, exploration of the Company’s projects and improved trading liquidity. These statements include expectations about the use of proceeds of the Offering and the private placement, advancement of Auryn’s gold exploration projects, advancement and success of the Committee Bay project and anticipated announcement of 2018 exploration plans. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.